EXHIBIT 12.1

GENTIVA HEALTH SERVICES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)

($ in thousands)

	Fiscal Year Ended					Nine Months Ended September 30, 2013
	December 28, 2008	January 3, 2010	December 31, 2010	December 31, 2011	December 31, 2012
	(52 weeks)	(53 weeks)	(53 weeks)
Earnings:
Income from continuing operations before income taxes and equity in net earnings (loss) of affiliate	176,104	103,977	88,594	(602,348)	47,232	(194,228)
Add: fixed charges	28,002	17,879	51,810	103,901	104,567	77,395
Less: Capitalized interest	—	(700)	—	—	—	—
Less: Income attributable to noncontrolling interests (B)	—	—	(526)	(641)	(884)	(425)

Total earnings	204,106	121,156	139,878	(499,088)	(150,915)	(117,258)

Fixed Charges:
Interest expense	19,377	8,211	41,686	91,296	92,608	68,849
Interest expense relating to rent (C)	8,625	8,968	10,124	12,605	11,959	8,546
Capitalized interest	—	700	—	—	—	—

Total fixed charges	28,002	17,879	51,810	103,901	104,567	77,395

Ratio of earnings to fixed charges (D)	7.3x	6.8x	2.7x	—	1.4x	—

(A)	Ratio of earnings to fixed charges and preferred dividends is not presented as there is no preferred stock outstanding.
(B)	Income attributable to noncontrolling interests represents pre-tax income attributable to noncontrolling interests of Odyssey’s non-guarantor subsidiaries.
(C)	Interest expense relating to rent represents a portion of rent expense representative of the interest factor; 30% of rent expense was used for this calculation.
(D)	For the fiscal year ended December 31, 2011 and the nine months ended September 30, 2013, no ratio of earnings to fixed charges is presented as the earnings for these periods were not sufficient to cover fixed charges. The deficit to cover fixed charges for the fiscal year ended December 31, 2011 was $603.0 million and for the nine months ended September 30, 2013 was $194.7 million.